Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 8, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 33-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on July 16, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 75 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Coho Relative Value Equity Fund (the “Fund”).  PEA No. 75 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on May 31, 2013, and is scheduled to become effective on August 14, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.
Please confirm supplementally that the Fund’s Operating Expense Limitation Agreement will be filed as an exhibit to a Post-Effective Amendment to the Trust’s Registration Statement under Rule 485(b) of the Securities Act of 1933 prior to the commencement of the Fund’s public offering.

The Trust responds, supplementally, that the Fund’s Operating Expense Limitation Agreement will be filed as requested.

2.	Within the Principal Investment Strategies section, please define the types of equity securities in which the Fund intends to invest.

The Trust responds that the Fund primarily invests in common stocks and has revised its disclosure accordingly.

3.
Within the Principal Investment Strategies section, the Fund describes its focus on “larger cap companies,” which it has defined as those companies with a market capitalization of $1 billion or more at the time of purchase.  Please consider whether this definition could be confusing as companies with a market capitalization around $1 billion are often thought of as small or mid cap companies.  In addition, given the Fund’s investments in companies of this size, please consider whether disclosure of the specific risks of investing in small or mid cap companies is appropriate.

The Trust responds by reviewing its definition of larger-cap companies, the definition used by other funds and the market capitalizations of companies included in several mid and large-cap benchmarks.  As a result, the Fund has revised its disclosure to define a larger-cap company as a company with a market capitalization, at the time of purchase, over $3 billion.

Additionally, the Trust has added risk disclosure related to mid-cap companies.

4.
Within the Principal Investment Strategies section, it states that the Fund may invest in foreign securities.  Please confirm whether the Fund will invest in the securities of companies located in emerging markets and, if so, consider whether additional disclosure in the Principal Investment Strategies and Principal Risks section is appropriate.

The Trust confirms supplementally that emerging market companies are not a principal investment strategy of the Fund.

5.
Within the Principal Investment Strategies section, the Fund describes its ability to invest up to 100% in cash and cash equivalents for temporary defensive purposes.  Because such strategy is not a principal investment strategy, please consider removing this disclosure and including it solely within the Fund’s Item 9 discussion.

The Trust responds by respectfully declining to make the requested revision.  It is the Trust’s position that the Fund’s ability to invest up to 100% of its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes is a principal investment strategy in the particular conditions specified.

6.
Within the Principal Risks section, please consider whether there are risks related specifically to the types of equity securities in which the Fund invest that should be disclosed in conjunction with the Trust’s response to comment two above.

The Trust has reviewed its Principal Investment Strategies and Principal Risks disclosure and confirms supplementally that it believes no additional revisions are required.

7.	Within the Principal Risks section, please consider renaming “Concentration Risk” to “Diversification Risk.”

The Trust responds by making the requested revision.

8.
Within the Principal Risks section, please consider whether there are risks related solely to American Depositary Receipts (“ADRs”) that should be discussed in addition to the Fund’s risk disclosure relating to foreign securities.

The Trust responds by adding principal risk disclosure for ADRs.

9.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

10.	Within the third bullet point of the Principal Investment Strategies section, please consider including a “plain English” definition of what is meant by “Profitability.”

The Trust responds by revising its disclosure as follows:

Profitability – the ability to consistently generate revenues in excess of expenses and to minimize capital investment;

11.	Within the fourth bullet point of the Principal Investment Strategies section related to “Quality,” please consider explaining what is meant by “execution.”

The Trust responds by revising its disclosure as follows:

Quality – balance sheet strength, management depth, integrity and the ability to skillfully execute strategic objectives; and

12.
Within the ninth bullet point of the Principal Investment Strategies section related to the Adviser’s dividend discount model, please consider defining the term “internal rate of return” and revising the content of the bullet to make it more clear to shareholders.

The Trust responds by revising its disclosure as follows:

The Adviser’s dividend discount model reflects valuations that are compelling based on the expected rate of return estimates of the securities in the portfolio; and

13.	Within the Portfolio Holdings section, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms that such disclosure will not be separately available on the Fund’s website.

Management of the Fund

14.
Please explain how excluding accounts less than $1,000,000 in the Similarly Managed Account Performance section is consistent with no-action letters or other Staff guidance on prior performance and not misleading to shareholders.

The Trust responds by citing Nicholas-Applegate II, 1997 SEC No-Act. LEXIS 264 (February 7, 1997), where the Staff noted that an adviser may choose to exclude certain similar accounts from a composite so long as such exclusions would not cause the composite performance to be misleading.  As the Adviser considers accounts under $1,000,000 not representative of its strategy, the exclusion of such accounts would not cause the composite performance to be misleading.

15.
Within the Similarly Managed Account Performance Section, please  supplementally state the identity of the auditor of the Composite, describe the type of audit that was performed and whether an auditor’s consent will be filed as an exhibit to a Post-Effective Amendment to the Trust’s Registration Statement under Rule 485(b) of the Securities Act of 1933 prior to the commencement of the Fund’s public offering.

The Trust responds supplementally, that the Adviser has represented that for the period October 1, 2000 through December 31, 2011, the Adviser has been verified for firm-wide Global Investment Performance Standards (“GIPS®”) compliance and that the Composite has also received a performance examination (the “GIPS® audits”).  The GIPS® audits were conducted by Cohen Fund Audit Services, Ltd.  Pursuant to Section 7 of the Securities Act of 1933, as amended, because the Trust does not name the firm that conducted the GIPS® audits, an auditor’s consent will not be filed.

16.	Within the Similarly Managed Account Performance Section, please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms supplementally that the performance returns shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser.

17.	Within the Similarly Managed Account Performance Section, please delete the “Three Year” return information from the Composite table.

The Trust responds by making the requested revision.

18.	Within the Similarly Managed Account Performance Section, please disclose that the performance of the benchmarks reflects no deduction for fees, expenses or taxes.

The Trust has made the requested revision.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.